Prospectus Supplement to Prospectus dated February 4, 2022	Filed Pursuant to Rule 424(b)(5) Registration No. 333-262532

InMed Pharmaceuticals, Inc.

This prospectus supplement supplements and amends certain information contained in the prospectus supplement dated April 7, 2022, to the prospectus dated February 4, 2022 (collectively, the “April 2022 Prospectus”), relating to the offer and sale of our common shares through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of April 7, 2022 (the “ATM Agreement”).

Our common shares are traded on the Nasdaq Capital Market under the symbol “INM”. The last sale price for our common shares on May 31, 2022 was $0.77 per share on the Nasdaq Capital Market. Under the June 2020 Prospectus, we initially registered up to $4,250,000 of our common shares for offer and sale pursuant to the ATM Agreement. From April 7, 2022 through the date of this prospectus supplement, we sold common shares with an aggregate gross purchase price of $321,679 under the April 2022 Prospectus.

The purpose of this prospectus supplement is to suspend the ATM Agreement and to terminate the continuous offering by us under the April 2022 Prospectus effective on June 1, 2022. We will not make any sales of our common shares pursuant to the ATM Agreement unless and until a new prospectus supplement is filed with the Securities and Exchange Commission; however, the ATM Agreement remains in full force and effect.

June 1, 2022